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                                      Filed by American Financial Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American Bank of Connecticut


      The following is a transcript of American Financial Holdings, Inc.'s conference call held on July 19, 2001 related to American Financial's acquisition of American Bank of Connecticut:



                           AMERICAN FINANCIAL HOLDINGS

                             MODERATOR: JUDE FALANGO
                                  JULY 19, 2001
                                  9:30 A.M. CT



Operator: Good day and welcome to the American Financial Holdings conference call. Todays call is being recorded.

         For opening remarks and introductions, I would like to turn the conference over to Ms. Jude Falango. Please go ahead, ma'am.

Jude Falango:  Thank you.

         Welcome to the American Financial Holdings conference call to discuss our acquisition of American Bank of Connecticut. On the line with us today from American Financial Holdings are Robert Kenney, Chairman, President, and Chief Executive Officer, Charles Boulier, Senior Executive Vice President and Chief Financial Officer, and Bill Solberg, President and CEO of American Bank of Connecticut who will become Senior Executive Vice President upon completion of the transaction. Together, they will discuss and review the strategic and financial implications of American Financial Holdings definitive agreement to acquire American Bank of Connecticut.

         In the interest of time, todays conference call will focus on American Bank of Connecticut's acquisition. We ask that all questions be kept to discussing the acquisition. For information about our second quarter earnings, we refer you to our press release issued this morning.



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         Unfortunately, this morning, we have been experiencing problems with our Internet server. If you have been unable to access the slides that will be reviewed during this call, or would like a copy of this mornings press release, please call 860-832-4110 and we will fax you a copy immediately. Again, that number is 860-832-4110.

         After the presentation of the American Bank of Connecticut acquisition, we will answer any questions you may have. I'd like to ask our operator to share with us the procedures for asking a question.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you are wishing to ask a question, you may signal us by pressing the star key, followed by the digit one. Once again, press star, one to ask a question.

Jude Falango: Before we begin, I've been asked by our legal counsel to make a short statement on disclosure guidelines. This presentation contains forward-looking statements with respect to American Financial Holdings and American Bank of Connecticut, and assuming consummation of the merger, the combined company, which are within the meaning of the Private Securities Litigation Reform Act of 1995.

         Such statements include, but are not limited to, statements relating to the financial conditions, results of operations, plan, objective, future performance of American Financial and American Bank on a standalone and pro forma basis, as well as estimates of cost savings and revenue enhancements, and accretion to reported earnings that will be realized from the merger.

         These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from expected, include, but are not limited to, delays in completing the merger, difficulties in achieving cost savings from the merger, or achieving cost



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         savings with the expected timeframe, difficulties in integrating
         American Financial and American Bank, increased competitive pressure, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which American Financial and American Bank are engaged, and changes in the securities market.

         I would now like to introduce Bob Kenney, Chairman, President, and Chief Executive Officer, who'll begin the call.

Robert Kenney: Thank you, Jude, and I'd like to thank everybody who's on the line for joining us this morning.

         Obviously, we believe this transaction is an excellent strategic fit for our organization and I will speak to that. It's also on several different levels. During the call, I will be reviewing both the strategic and financial aspects of the transaction, and then we'll open it up for questions with Chuck and myself, and Bill will attempt to answer.

         Before I begin my review of this transaction, I'd like to ask Bill Solberg, President and Chief Executive Officer of American Bank, to make a few introductory remarks.

Bill Solberg:  Thanks, Bob.

         We view this transaction as an excellent strategic opportunity for all of American Bank stakeholders, including our shareholders, customers, employee in the communities we serve.

         Factors that led us to move forward with this opportunity include our respect for American Financial Holdings' management team and their core business principals, as well as their demonstrated ability to deliver results. We feel the complementary strengths of each of our banks

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         will make this a winning combination and look forward to working with the American Financial team in achieving a smooth integration of the respective organizations.

Robert Kenney: Thank you, Bill. I think it would be easier for all those on the line, if you have the package that we put together, to follow along with my comments using that package. And starting on page three of that package and commenting on the strategic fit, American Bank is a very quality institution, has a long record of solid earnings and we believe the very compatible strategy with that which American Financial has followed. They are very much community based, still primarily a retail organization, but, obviously, with a very strong commitment to the commercial banking area.

         The geographic footprint is adjacent to our market and not overlapping. And, in our opinion, this is a very desirable feature of the transaction because it enables us to essentially double the size of our -- of the area we cover and our branch system. We, also, significantly improve deposit mix and provide extra liquidity.

         American Bank has a very strong core deposit base, which shows up on page 13 of this presentation, and which I will speak to later. This immediately moves our core banking percentage well above the average for our industry. I'd also like to mention that, in my first 23 years in banking, I've spent that entire time in the Waterbury market, which is the main market area of American Bank. So I, personally, am very comfortable with this move back into a market where I really did cut my teeth in banking.

         One of the other issues that we have been dealing with since November of 1999 is the extraordinary amount of capital that we raised in our conversion. Since that time, we've done all of the things that you would expect of a newly converted institution: established a very strong dividend and a very significant buyback program. In fact, we have completed five five-percent buyback programs.


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         The next logical level for us in order to enhance shareholder value was to look to expand our franchise through acquisition. This acquisition will effectively utilize that capital. But, even after this transaction, we will still enjoy tangible capital of over 15 percent, which will allow us room to do additional stock buybacks, and, in fact, an additional transaction if something very attractive presents itself.

         The transaction is very accretive economically with very conservative assumptions. We add over seven percent to the consensus street earnings forecast to our earnings using American Bank core earnings only without consideration of additional buybacks and without consideration of the capital market activities, which have been a significant part of American Bank's earnings in the past.

         We also accelerate our commercial ending initiative. This is a business we started in in October of 2000. American Bank brings an experienced team of commercial lenders and a very strong portfolio. And, coincidentally, an individual who spent several years here in the New Britain market; the last position he held as chief lender of a local bank, which was acquired in the last few years. So, obviously, he brings to us a person who has a certain level of recognition in the market and we believe will accelerate significantly our ability to penetrate the commercial market in the greater New Britain area.

         Cost-selling opportunities and synergies are always an important part of any transaction. One of the very nice fits in this situation is the fact that some of the areas we work very hard to develop over the last few years, in particular, trust and investment services, and insurance products are areas that we believe we can export to American Bank very quickly; areas which they have not spent as much time developing. Also, our strength has been in our consumer and mortgage lending areas. And, although American Bank has a very strong retail orientation, we believe our ability to export some of the things we do well will add to that.



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         On the other side of the transaction is obviously the commercial capabilities of American Bank, which we believe will help our bottom line significantly. One of the issues that is most often looked at in a transaction of this kind is how much experience is present in these types of deals in the acquiring bank. In this particular situation, I will say to you that many of the staff members of American Bank have significant experience in integrating organizations. But, beyond that, our two institutions, quite by accident -- and I have to treat this one as luck, as opposed to skill -- have the same core banking platforms, both for the mainframe applications, Internet, the (teller) platform system, and our loan system all are on comparable platforms. This should eliminate a major risk in most mergers, which is the conversion and integration risk of operating systems.

         The solid asset quality of American Bank really adds very minimally to the risk profile of American Financial, which, as most of you know, is very, very minimal. The strong portfolio in commercial assets, which American Bank had, has been examined by an independent third party and given an extremely strong rating.

         Moving to page four of our handout is the transaction summary; a price of $30 per share, aggregate value of $153 million. The consideration will be 50 percent cash and 50 percent stock. The exchange ratio, based on the closing price of American Financial over the five preceding trading days prior to yesterday, is 1.304 American Financial shares to one American Bank of Connecticut share. The accounting will be on the purchase basis and we hope to close this transaction in the fourth quarter.

         Moving to page five, some of the other items of interest is this is a 24-percent premium to the market price of American Bank as of the close of business yesterday. It's a price-to-book value of 182 percent; a price tangible book of 219 percent, price to earnings -- 2001 earnings of 12.3, and 2002 earnings at 11.1. Most of those earnings multiples are below recent transactions. However, if you strip out capital market activities and look at the core earnings of American Bank,



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         the multiple is approximately 15 times, which is very much in line with more recent transactions of this nature.

         On page six of the handout is the overlapping, or adjacent nature of our branch systems and you can see that this does open up some very nice new territory; again, very adjacent. And keeping in mind that Connecticut is a very small marketplace, we really believe that this -- the synergies involved in this acquisition will be very, very easy to attain.

         Moving on to page seven is a -- an examination of our deposits in the various counties that we serve. I think what's most significant in this particular piece of information is the fact that American Savings will move from number 12 to number five in deposit market share in the state of Connecticut. It is not a misprint that American Bank is actually number 13. There's a big gap between 12 and 13. But, together, we move all the way to number five.

         In front of us, at that point in time would be Webster, Fleet, First Union, and People's which, obviously, hopscotch's us above several other institutions here in the state of Connecticut. And, in fact, we would become the third largest Connecticut-based institution on -- when measured in deposit market share.

         Moving on to page eight is the economic analysis of the transaction, showing on the first line American Financial's net income. This is the consensus earning adjusted to exclude anticipated stock buyback at $1.42. The ingredients of the adjustment on a pro forma basis to bring us to $1.52 are presented. That is over a seven-percent accretion; again, without buyback. We have calculated that, assuming we were to buy back the stock to be issued in this deal, that the earnings accretion would double, and we're very comfortable with that estimate using current market price for American Financial stock. The cash EPS accretion is a very impressive 18 percent, or 26 cents per share.



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         Moving ahead to page nine, how this fit meets with our strategic objective. It enhances our deposit mix by emphasizing lower cost deposits. We move all the way to 46.8 percent core from our current
         37.2 percent. Since we believe, and industry statistics would certainly support the fact that core deposits are the key to customer relationships, this increase in our core deposit base and our ability to leverage that increase in cross selling we believe is a key ingredient of this transaction.

         The diversified asset mix, with the expansion in the commercial lending, moves us closer to a model of a super community bank while keeping our asset risk at a -- at a minimum. We now on a consolidated basis have just over 11 percent in commercial loans and commercial real estate mortgages. Increased opportunities for fee-based businesses; we've in the trust business for over five years and the investment services business for seven years, and, frankly, the insurance business for about 25. We believe all three of these activities can be very successfully exported to the 17 branches of American Bank.

         Respective expertise in the two institutions complement each other very, very well. As I've mentioned previously, the commercial lending of American Bank, and the fee-based businesses, and retail lending of American Savings. And, finally, leveraging our core technology to enhance efficiency should be very, very doable since we're coming off the exact same technology base.

         In summary, this acquisition complements our geographic footprint and our product offerings, provides significant opportunities for cross selling, and puts together two organizations with comparable business mix and strategy in the retail area; in commercial, bringing us more in the way of commercial assets; focus on generating core deposits -- we believe there's tremendous opportunity in the American Bank market to do that -- and strengthens our distribution capabilities across all of our distribution channels. It is accretive to new gap and cash



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         earnings, expands our commercial lending capability, supports our community bank strategy, and significantly enhances franchise and shareholder values.

         I won't spend a lot of time on pages 11 through 14 but I would just like to touch on a couple of things. On page 11, pro forma loans at 1.6 billion versus deposits at 1.86 billion, obviously, gives us significant liquidity, add loans to our portfolio. Net interest margin at 3.33 percent pro forma, we believe can be improved because American Bank recently acquired a substantial body of deposits. And, at this point, had not been able to loan up those deposits. Many of them, therefore, are invested in investment securities at lower spreads.

         We believe, again, with this increased liquidity, and our ability to get money loaned, and our combined ability to expand commercial lending that we should be able to improve on the net interest margin in the very near future. The efficiency ratio of our combined organizations at 45 percent, still very, very low within the marketplace. And, as you can see, American Bank has always run a very efficient operation. And tangible common equity to assets at 15 percent, still leading us is a very strong institution.

         On page 12, the distribution of our loan portfolio is demonstrated. And, as you can see, we're still almost 89 percent in retail assets, still maintaining a very risk adverse profile in our -- in our loan portfolio. On page 13 is the deposit chart showing that we go to a
         46.8 percent core and the contribution of American Bank is very, very significant since, currently, they have 61 percent of their deposits in core deposits; really, an outstanding contribution to the pro forma deposits of the bank. And, finally, the asset quality on the last page.

         American Financial has always considered itself to be a very, very conservative lender and you can see the statistics for American Bank, in spite of the fact that they are also a very significant commercial lender, excellent asset quality. And, on a combined basis, our loan loss reserves are very, very significant at 1.14 percent of loans and 346 percent of non-performing loans.


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         That concludes my formal remarks and, April, we can now open the line up for questions.

Operator: Thank you. Just a reminder; if you would like to ask a question today, press the star key, followed by the digit one. Once again, press star, one if you would like to ask a question. We will pause a moment to assemble the roster.

         Our first question today will come from Daniel McNeal with Sandler O'Neill Partners.

Robert Kenney:  Good morning, Dan.

Daniel McNeal:  Good morning, gentlemen, and congratulations.

Robert Kenney:  Thank you.

Daniel McNeal: ((inaudible)) a very, very nice deal and, actually, very glad to see the assumptions that went into pro forma earnings. Was wondering if you could give us a little more insight, if possible, into: one, what sort of assumptions you had used for the company's -- particularly American Bank's -- covered call program? What sort of revenues you had anticipated for that program for 2002? And, then, secondly, relatedly, are you planning to hold on to that stock portfolio that had been owned by American Bank?

Robert Kenney: OK, Dan, let me answer that -- the two parts of that question, if I might. We included no earnings from the covered call portfolio in our estimated earnings for next year. Whether or not we continue to hold that portfolio -- we are going to assess that over the next several months -- that has not been a part of American Financial's investment activities.



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However, American Bank has been extraordinarily successful with that program. So we're going to take some time to assess that to determine whether or not we want to incorporate some of those strategies into our investment management style. But that hasn't been decided as yet. But, again, I would just like to repeat: we incorporated nothing from that program into the accretion for 2002.

Daniel McNeal:  Fantastic, thank you.

Operator:  Mary Lou Hague from KBW Investment Bank has our next question.

Robert Kenney:  Good morning, Mary Lou.

Mary Lou Hague: Good morning, everyone. I'm very happy to come into the office this morning and see such a great acquisition being announced. We've covered both of your companies for quite a while -- BCK -- even longer and we've had a great respect for management teams and the business platform. So I think this is really a homerun transaction. So congratulations.

Robert Kenney:  Thank you.

Mary Lou Hague: I have kind of a two-part question. You had mentioned that, given the capital base left after the transaction, you could still assess the benefits of continued buybacks or additional expansion in acquisitions. And, so, my first part related to the buybacks is can you or will you go back into the market immediately? Or is there a time period in which you'll wait before you go back?

         The second part related to the expansion. I had been under the assumption that Connecticut was your primary target area. Now that you have gotten a nice deal within your home state, will


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         you continue to look in Connecticut? Or do you think your eye might be looking elsewhere in outside markets?

Robert Kenney: OK, thank you, Mary Lou. Let's see, the first part of that question -- the buybacks we're -- we still are -- we have permission to buy back another 10 percent of our shares. Obviously, we have to meet legal buyback rules regarding blackout periods. Meaning this deal was announced, typically, we have to wait three days after that deal before we can start buying back again. And that, obviously, is a factor of the liquidity in our stock and the price.

         There's no question that we believe that continued buyback is a very important part of our strategy. We have the capital room. We -- our internal calculations on rate of return give us the ability to continue doing the buybacks. As soon as the appropriate waiting period has been concluded, we will be looking at the market to see whether or not there are people interested in selling their stock.

         We do have a 10-percent -- over two-million-share current authorization. And, as you've noted in the deal structure, we will be issuing 3.3 million shares. And, assuming we can execute and get further permission, it would be our intention to buy back all of the shares that we are issuing in this transaction.

         As to the second part of your question, which is expansion, I'm still getting over this first transaction. It's been a very hectic two weeks. And there's still some very significant gaps in our Connecticut market. So we will first examine Connecticut very, very closely. There are some, I think, very attractive opportunities in neighboring locations, as well, but I think Connecticut is still a -- an extremely attractive market for us to take a larger position in.

Mary Lou Hague:  Great, thank you.



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Robert Kenney:  Thank you.

Operator:  Moving on to Laurie Hunsicker, FBR Investment Bank.

         Please go ahead.  Your line is open.

Laurie Hunsicker: Yeah, hi, good morning. Congratulations. My question, actually, has been answered. Thanks.

Robert Kenney:  Thank you.

Operator:  Jeff Goldman from First Capital.  Please go ahead.

Jeffrey Goldman: Hi, good morning. Congratulations. A quick question. I didn't get a handout so I apologize if this was addressed. Could you explain how the -- how the cash and stock election is going to work? Is that a 50-50 type of split? Or how is that working? Thanks.

Robert Kenney: I'll try and do this because it's a little complicated. But it will be a 50-50 -- ultimately, a 50-50 deal. We are going to provide the shareholders with the ability to elect how much cash and stock they want so that those who want 100 percent cash and those that want 100 percent stock will, at least, be able to consider those requests and allocate according to those requests.

         We are aware that some people might be happy to get all cash and exit the stock altogether, but we do hear that there are a lot of people who would prefer stock in the transaction. So the election will go out with the vote for this transaction. They will return that and, then, obviously, the people we retain to execute this will have to do the allocation.


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Jeffrey Goldman: OK, but, in aggregate, it's going to be 50-50. Obviously, people can elect how they want and there'll be pro-ration.

Robert Kenney:  That's correct.

Jeffrey Goldman:  OK, thank you very much.

Robert Kenney:  You're welcome.

Operator:  Karen Benguigui, Bank Dorsay.  Please go ahead.

Karen Benguigui:  Hi, my question's been answered.  Thank you.

Operator:  Ken Gosselin, Hartford.  Please go ahead.

Ken Gosselin:  Hi, Bob, how are you today?

Robert Kenney:  Good, Ken, how you doing?

Ken Gosselin: Good, good. I had a couple of questions -- a follow-on one that was mentioned earlier. You talked about interest in other parts of Connecticut for, you know, possible future acquisitions. Any region, in particular, that you're interested in?

Robert Kenney: Really, it's -- I couldn't speak specifically to it. I think if you look at a map of the markets that we now cover, there are certainly gaps in that map, and we would have to take a look at institutions that fall within that. We also have a branching strategy to fill in some of those gaps. And, in some cases, we might be better off with the De Novo branching than having to go


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         through a bank acquisition. So our growth strategy will include both
         De Novo branching and looking at other institutions who might fill our market gaps in a positive way.

Ken Gosselin: OK, a (couple) of quick questions. You mentioned the overlap of the -- of the not overlap of the -- of the bank networks as branch networks as being a positive (here). Does that mean you're going to keep them all open: the American Bank branches?

Robert Kenney: Yes, it does. We believe the American Bank branch system is a very well positioned system. We have no intentions of closing any of those branches and, frankly, like the markets that they're located in very, very much.

Ken Gosselin: And the employees at American Bank, are -- most -- will most of them stay on? Will, you know, back office; will there be implications there?

Robert Kenney: In transactions of this kind, the (cost) saves, like it or not, are primarily changes in the level of employment. I do want to mention, however, that all of the branch system of American Bank will be kept in tact. The full commercial operation will be asked to transition over and sufficient people to complement the current staff of American Savings where we need additional staff to cover the increased size of our organization.

         Also, I wanted to mention that we are attempting to hold open every job that comes along here at American Savings to make certain we have as many opportunities as possible to offer positions to people at American Bank who might not, otherwise, be offered continuing employment.

Ken Gosselin: Have you kind of targeted, yet, how many people might not, you know, make the transition over?



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Robert Kenney: It really would be premature -- everything we've worked on up to this point in time is very much in the aggregate and it -- no, we really haven't put any numbers on it at all, as yet ...

Ken Gosselin:  OK.

Robert Kenney: ... in specifics. We certainly feel confident in the numbers that we've estimated can be our cost savings. But we haven't gotten down to counting hedges yet.

Ken Gosselin: How many employees does American Savings have now and American Bank have now?

Robert Kenney: American Savings' total employees is just under 400, including part-timers. Our fulltime equivalents are 350 -- Bill?

Bill Solberg:  We have about 185.

Ken Gosselin: 185, OK, great. And, then, just one other quick thing. How long have you guys been talking for about a -- about a possible deal?

Robert Kenney: Well -- I mean, there have been some informal conversations about, you know, we like you and you like us, for a period of time. But we've only been a public company since November of '99, which, you know, makes us a pretty youthful player in this marketplace. So serious discussions really began in the early part of May.

Ken Gosselin:  OK.  All right, thank you very much.

Robert Kenney:  You're welcome.

Operator:  Matt Kelley from Tucker Anthony has our next question.



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(Jim Ackor):  Actually, this is (Jim Ackor).  How are you guys?

Robert Kenney:  Good, Jim, how you doing?

(Jim Ackor): I'm doing fine, thanks. One quick question; just sort of a housekeeping item, I guess. And on page eight of the presentation, it looks like the intangibles are being accounted for is entirely CDI. There's no goodwill implications here. This is ...

Robert Kenney: The way we've done the accounting here, Jim, is that the only item that we're calculated is a 4.5 percent CDI using all of the core deposits -- all of the -- excuse me -- all of the deposits of American Bank, less jumbos and another disqualified deposits. And we're using a 10-year sum of the year's digits amortization methodology on the CDI. The difference between the CDI and the aggregate goodwill is now being treated under new gap as a franchise valuation.

Bill Solberg:  ((inaudible)) amortized.

Robert Kenney:  Not amortized.

(Jim Ackor):  OK, thank you.

Robert Kenney:  You're welcome.

Operator:  Scott Houlihan from OTA Limited.  Please go ahead.

Scott Houlihan:  Hi, good morning.  Congratulations.

Robert Kenney:  Thank you.



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Scott Houlihan: I was wondering if the ratio for the consideration was fixed or was it subject to a collar? Then, I was curious if there was a walk price? In other words, a price in which American Financial could drop to or below where American Bank of Connecticut could walk away or renegotiate? Thanks.

Robert Kenney: There are no formal caps and collars on this transaction. The only event that could cause -- and there is a cure for this event -- this transaction to come apart would be if, for some reason, the transaction fell below a level where it was still tax free. This is structured as a tax-free exchange to the extent of (the) stock consideration. If that were to be violated, American Savings -- American Financial has the right to fill enough stock to continue the tax-exempt status.

         If it was -- if we did not do that, that would be effectively a default and American -- and the shareholders who would have, hopefully, approved the agreement as a tax free exchange would not have approved a tax -- taxable exchange and that would be a default under the contract and the contract would be null and void.

Bill Solberg: But that -- for that to happen, our stock would have to drop
         40 percent. American Financial Holdings' stock would have to drop 40 percent to trigger that event.

Robert Kenney:  Does that answer your question?

Scott Houlihan:  Yes, thanks a lot.

Robert Kenney:  OK, thank you.

Operator:  Michael Hess from Hess Investment has a question.



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Michael Hess:  Congratulations on the transaction.

Robert Kenney:  Thank you.

Michael Hess: I was just calling to find out if the company would continue to pay dividends until the merger takes place.

Robert Kenney: There is no intention to change the dividend of American Bank to its shareholders right through the normal course of events, nor is there any change in American Financial's intention to pay its shareholders. We will continue with normal dividend policy on both sides.

Bill Solberg:  Right, and that's part of the definitive agreement.

Michael Hess:  Thank you very much.

Robert Kenney:  (Yeah).

Operator: Just as a reminder, if you would like to ask a question today, press star, one.

         Elliott Berk from Millennium Partners has a question.

Elliott Berk: Yeah, could you go over the regulatory approvals required for this transaction?

Robert Kenney: Let's see, I'm not sure I'm conversant in all of them but I will take a swat at it. The state of -- well, first the shareholders of American Bank are the most important, I think, in this. American Financial does not require shareholder approval. There's not sufficient stock being issued to require that.

         In addition to that, we would have the State of Connecticut, Department of Banking, the FDIC...

Male:  ((inaudible)) is not an SEC registered bank.

Robert Kenney: They're an FDIC stock registered bank, so it'd be -- this is American Bank of Connecticut would file with the FDIC. Let's see, our additional approvals would most likely have to be (SEC) because we do have to file an OTS because we are a thrift holding company.

Bill Solberg:  And the state.

Robert Kenney: Yeah, I mentioned the state. I think that -- and I think there's probably, between the shareholders and the regulators, five levels of approval.

Elliott Berk:  OK, thank you.

Robert Kenney:  You're welcome.

Operator: One final reminder, press star, one if you would like to ask a question.

         David Palmer from State of Connecticut.  Please go ahead.

David Palmer: Congratulations on the transaction.  I'm very pleased with what
         I've heard.

Robert Kenney:  How are you, David?

David Palmer: Good, thank you, Bob. I'm wondering if you can specify or say anything about the implications for the foundation about this transaction.

Robert Kenney: I can probably say a little. For those listening who are not aware, American Financial, both prior to its conversion and subsequent ((inaudible)) as part of this conversion has endowed a very significant foundation with assets of between -- of $60 million as of today that has a very significant program of giving almost $2 million per year in the marketplace that we serve.

         It is our intention to extend those programs, at some level, into the market served by American Bank. Again, the formula for doing that, and the discussions about that, will take place at the Trustees of American Savings Foundation since that is a total separate and distinct entity. But we believe that it is appropriate for the Foundation to extend its reach into the community served by American Bank.

David Palmer:  Thank you very much.

Robert Kenney:  You're welcome.

Operator: Press star, one if you do have a question at this time. We will pause for a moment to assemble the roster.

         Mr. Kenney, I will turn the conference back over to you at this time for any additional remarks.

Robert Kenney: Thank you very much, April. I'd like to thank everybody who's called in and participated in this. We will be making a presentation at the Keefe, Bruyette & Woods -- banker's conference in New York next Thursday, July the 26th. I will be joined that day by Chuck Boulier and by Bill Solberg. So if any one of you would like to hear more about this transaction and about American Financial, we hope -- we hope to see you there.

         Thank you very much for your attention and that concludes our remarks.

Operator: That concludes today's American Financial Holdings conference call.
         Thank you for your participation.

Robert Kenney:  Thank you, April.


Safe Harbor

      This transcript contains certain forward-looking statements about the proposed acquisition by American Financial of American Bank. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating American Financial and American Bank, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which American Financial and American Bank are engaged, and changes in the securities markets.

      American Financial will be filing a prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission
(SEC). WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition documents filed with the SEC by American Financial will be available free of charge from the Secretary of American Financial at 102 West Main Street, New Britain, Connecticut 06051, telephone (860) 832-4000.

      American Bank will be filing a proxy statement and other relevant documents concerning the merger with the Federal Deposit Insurance Corporation
(FDIC). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE FDIC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the FDIC by American Bank free of charge from the Secretary of American Bank at Two West Main Street, Waterbury, Connecticut 06702, telephone (203) 757-9401.

      American Bank, its directors, officers, employees and agents may be soliciting proxies from ABC stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth in the proxy statement to be filed by American Bank with the FDIC.